Filed by Riverbed Technology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: OPNET Technologies, Inc.

Commission File No. 000-30931

Riverbed Technology Inc.

11/27/2012 - 6:00 PM ET

Speaker ID 338

Riverbed Technology Inc.

November 27, 2012

6:00 PM ET

Paul Silverstein:	Paul Silverstein, Credit Suisse Communications Equipment Analyst, and it’s my pleasure to have with us today Riverbed. From the company, we’ve got Eric Wolford, President, Products and Marketing. He’s going to do a quick slide, and then we’re going to jump into Q&A.

Eric Wolford:	I know that’s something you all wanted to read very extensively here this afternoon. I presume we’ll be talking somewhat about an acquisition that we have announced that isn’t complete. So, we’re required to put this Safe Harbor language up.

Paul Silverstein:	Before we get into the heavy details, Eric, I number one, assume everyone knows your Company although I would hope they would. Why don’t you give us a brief overview of Riverbed?

Eric Wolford:	Sure. Riverbed was founded in 2002, first shipped product in 2004, went public in 2006 and has expanded to a variety of product areas, all in and around the word performance. So, we detect and measure performance issues across networks and enterprises and governments and then we fix or cure or address or speed up performance problems for enterprises and governments. That represents probably three or four different product groups — those that detect and those that then try to address and improve performance. The core product is the original product, something called Steelhead. You put a box at both ends of a wide area network connection and it addresses bandwidth and latency problems that makes applications go 10, 40, 100 times faster. Saves people money and makes their experience faster and enabled a lot of consolidation of servers and storage back to the data center which has become very, very common.

Then we have three other business units. One is called Cascade. That is the performance management business. One is called Stingray. That is the virtual application delivery controller, and the other one is called Whitewater and that is the storage gateway product that accelerates and encrypts access to things like Amazon S3 and AT&T Synaptic.

Paul Silverstein:	Eric, your recently announced acquisition of OPNET not surprisingly appears to be a dominant investor issue. An optimist would say this acquisition expands your total addressable market within your core competency of network performance. A cynic would say you’re giving away a quarter of the Company because growth in your core competency of WAN optimization is flagging and they don’t see or understand the synergy. The softness in your stocks suggests that the cynical view currently in prevailing. I want to ask you to revisit the acquisition, the short question being why this acquisition and why now? The more detailed question being what is application performance management? How is this different from an extension of your current Cascade business? I know you can’t comment on product integration, product roadmap, and operational targets, but what are the expected synergies and how does this fit in strategically with Riverbed?

Riverbed Technology Inc.

11/27/2012 - 6:00 PM ET

Speaker ID 338

Eric Wolford:	First and foremost the main motivation for doing something like this is definitely growth. So, let me give you a little history of how we got to wanting to do a decision like this and make a move like this. Back about 12, 15 months ago, the leader of our performance management business, Cascade, which was doing pretty well had identified when taking a strategic look, meeting with our Board three, five years out, that in order for Cascade to thrive in the long run, Cascade is a network performance management product, that it would have to expand into application performance management because those two spaces were converging. We heard that from customers. We heard that from analysts and from a variety of people we had talked to. That set off a — Well, we either have to build it or we have to buy it because we believe in performance management because we are a performance Company and you want to be able to solve performance problems. That’s our reason for being. So, he set off and we set off to look at the build versus buy options and settled in on a buy option of a Company that had scale, that was very similar in its approach to the market which was start networking then expand into the application arena and it was in a growth part of the market and application performance management. So, that’s what led us down the path. The other thing that led to the timing go the deal is the sellers both were motivated to sell this year as well as there was another buyer. So, the existence of another bidder, it was actually a higher bid, kind of forced and accelerated the process and made it happen when it happened. That led to — in terms of strategic rationale, we weren’t making this change because we wanted to change our strategy. Our strategy of being a performance Company has stayed the same. We want to be a performance Company and we want to be the leader in performance. What we want to do is accelerate the Cascade business which was about $ 17 million a quarter even though it was grown at 30 % or 40 % it was still a small player in a multi billion dollar market and to build, it was going to take two to three years. So, you never really catch up. The market moves, you can’t quite get there. And so this is an accelerant to our existing strategy and that’s what motivated us to do this. Now, we have a very strong performance management business that addresses performance soup to nuts, performance from client all the way to end server, wherever the data lives in the data center, whether it’s in the over the network or in the app, we’re going to be able to diagnose where the problem is. We also will be able to correct and address performance problems, whether they’re over the internet or intranet, regardless of what the workload is with our Stingray, Steelhead, Granite, Whitewater product line. We will be able to address the performance problems. We love the fit. We like the synergy with the core business. You have the same conversation when you talk about diagnosing a performance problem. You also then naturally go into how can you make it better. When you talk about clouds and third-party data centers, you talk about making performance better there, you talk about making sure you understand and can diagnose when the performance in that cloud environment is a problem. Those are our motivations.

Paul Silverstein:	How big is the out performance management market? What’s the current growth outlook?

Eric Wolford:	Analysts say the growth is mid-teens right now for that multi-billion dollar market. There is a convergence between two parts of it, the network performance management part and the application performance management part. They were distinct and now they are coming together. That’s where we think there is a big opportunity.

Paul Silverstein:	Alright. You already have a significant government business, over 15 % of revenue. OPNET’s going to further increase your exposure to this vertical given that it drives 35 % of revenue from the government sector. Should investors be concerned, give the

Riverbed Technology Inc.

11/27/2012 - 6:00 PM ET

Speaker ID 338

obviously ongoing debt challenges impacting the public sector throughout the world? Why not? In engaging this risk, can you review how both your own and OPNET’s government business have fared over the past 12 months?

Eric Wolford:	First, our government business and theirs are very public. Business has been pretty good, very strong. One of the reasons business is strong in the public sector is really in the public sector there really is two — there’s a DOD half and then there’s agencies, civilian agencies. They have different purchase motivations. In the civilian agencies, cloud first is the mentality. It’s all about saving money, consolidating as much as you can, getting a strong ROI and if you can tie your products to projects that produce higher returns of investment and consolidation is one of the — consolidation, virtualization, private cloud — this is all sort of the same, where you take lots of little things and you bring them together into one big thing. When you tie yourself to those projects, then even though there are budget pressures, part of the way in which the IT organization, the civilian agencies achieve the savings they commit to achieving is through projects like this. So, being tied to those types of projects are what has enabled us to continue to sell and grow even in macro recessed time situations.

The DOD is a different animal. The DOD — it is all about speed. The defense and the military, every second counts. The battle field, forward bases that are deployed, getting information to people sooner, faster, quicker. That’s the primary motivation. It isn’t a cost savings motivation. So much of the Department of Defense is becoming more and more cyberized that we see an enormous amount of opportunity to deploy our products, not just in physical fixed position locations, but also mobile locations where people are on ships or on planes or in Jeeps or trucks. All of them have some form of compute in them and they all have varying quality access to networks. Some of them it’s only satellites, 150 milliseconds and 1.5 megabits of throughput is all they can get. That scarcity a bandwidth and latency spotlights the need for a product like this. The Department of Defense, it’s all speed and productivity. Civilian agencies, it’s all about cost savings and we’re positioned nicely for both of those which is why we think we should be able to handle any type of recessed environment pretty well.

Paul Silverstein:	I know Riverbed is one of the top vendors in this space, but there are a number of tech giants who compete, including IBM, HP, and Microsoft. There are also some dedicated services like Annex and New Relic. How is the combined OPNET and Cascade differentiating to better compete in the field?

Eric Wolford:	One of the reasons we really love this deal and love being in performance management is because we think we can do two things that are really different and unique. First, we can unite app and network because there’s no app without a network, there no network without an app. To the end user, it’s all one and the same. Either when I click I get a great response time or I don’t. If I don’t I’m upset. If I’m upset, I escalate and complain to ITS to figure out how to fix the problem. For a network guy to say — Well, my network’s good. I guess everything’s fine. That’s just not a good enough answer. And for an app guy to say the same thing — you need to be able to unite those two worlds so you have a common view of where the performance problem is. So, by combining NPM and APM we think we’re going to have uniqueness there.

The second place where we’re going to have uniqueness is by combining diagnosing performance problems with fixing performance problems. If you’re a Company that just diagnoses performance problems but doesn’t do anything about it, you have value, that’s for sure. But not as much value as the Company that can then do something about it. So, we want to not only provide visibility and measurement and analysis and spotlighting the

Riverbed Technology Inc.

11/27/2012 - 6:00 PM ET

Speaker ID 338

problems, but we also want to provide ways in which you can do something about it so that in the same meeting, in the same conversation, you can talk about network and app and about diagnosing and fixing the problem all in one conversation regardless of the seven different products that you’re bringing forth to do that. It’s one conversation. You can imagine how there’s much more synergy in a sales process when that’s the breadth of your conversation.

Paul Silverstein:	Let’s turn to WAN optimization. It’s still 90 % of total revenue even with expansions in new product markets with Cascade and Stingray. You saw growth pick up modestly to 10 % to 12 % of the past few quarters. Let me ask you about long-term growth. You mentioned in the last earnings call that looking forward it looked like it was growing very nicely. I recognize it’s hard enough to forecast one quarter out let alone long-term. But do you have visibility relative to investors’ concerns that WAN optimization has seen better days and is flagging? What is your view of the long-term growth for this business?

Eric Wolford:	Totally appreciate the question. It’s probably the most relevant question in investors’ minds. I completely appreciate the fact that when this deal was announced the initial reaction was that obviously by making this purchase you’ve lost all confidence in the WAN optimization market and it’s obviously heading for a decline. That was a miscommunication on our part and that isn’t at all what we intended to communicate. In fact, we have felt stronger about WAN optimization than we had earlier in the year. As you know, we had both macro issues, execution on personal execution issues that were effecting us. We felt like we stabilized those in Q2 and Q3. And then if you look at the Q3 results in WAN optimization, the sequential growth was like 7 % quarter to quarter sequential. So, on an annual basis that’s fantastic growth. Then if you look out to what we guided, the mid point of our guidance for Q4, there’s also strong sequential growth. So, from our bottom-up perspective, separate the OPNET deal, we obviously felt pretty good about WAN optimization. Yes, it’s not 30%. I’ll be the first to say I recognize the deceleration. It’s not 30%. But it’s not 1%. It’s pretty good growth and we obviously believe in it because we guided in Q4 that way.

In terms of the long-term in a recent article, I think it was summer time of this year, that was published by Gartner and it talks about the new buzzword — hyper convergence. The hyper convergence of enterprise networks. It’s definitely worth the read. I’m sure many of you are Gartner customers. You can go online and look at it. It describes how performance is going to be a huge problem as all the various macro trends that are effecting IT like cloud and virtualization and the software defined data center and mobility and bring your one device and new web-based applications and how they’re changing that combination of stuff — they list about 10 or 12 different items — it’s creating a hyper convergence and enterprise networks are poorly suited, poorly prepared to deal with. As such, their dart is that well over half of enterprise networks are going to experience productivity impacting bad performance as a result of these changes.

Now, we obviously experienced some of that right now because that’s what we’re selling into with our product. The only point I’m trying to make is that this white paper clearly illustrates that the forecasters think there is in the winds of IT things that are bringing even more pressure on to enterprise WANs that are going to require amongst other things, products like performance management and performance acceleration, and performance optimization, application delivery controllers that there is merit and value in the long run to those things because of the nature of the way IT is going. One stat that was particularly interesting to me when I read that article was that the 80-20 rule of thumb is networking is kind of flipped on its head. The rule had been that 80 % of end user traffic when you take all of a corporation’s end user traffic, 80 % of it used to be on

Riverbed Technology Inc.

11/27/2012 - 6:00 PM ET

Speaker ID 338

the LAN with 20 % of it over WAN. That is flipped exactly opposite. You should expect that 80 % of all end user traffic will be over a WAN. So, the vast majority of all of your end users accessing information will be accessing it over a WAN. The second piece that was interesting was that 80 % of all on-LAN traffic won’t be end users, it will be servers talking to servers. You see and hear about a lot of that East-West traffic and the whole software defined network conversations but I think what that points to is there is an ongoing need for some technology to understand the opaqueness that will take place with hyper convergence to identify where the opportunities are and then to mediate the impact of all of the pressure that is put on these enterprise networks. So, our bottom-up funnel, never being bigger than it has ever been plus our most recent results lead us to — these trends in the industry lead us to believe that the WAN optimization market is strong and is going to be a good grower into the future.

Paul Silverstein:	So, on the first quarter call you characterized this year’s product cycle as the most significant since the Company first introduced Steelhead almost a decade ago. In the first quarter you launched your CS and EX Steelhead appliances. Granite, you edge virtual server infrastructure as well as Steelhead cloud acceleration. Can these products drive meaningful reacceleration revenue growth? Can you talk about — I know it’s very early in the product cycle but what can you tell us about customer traction and the outlook for incremental growth from these new platforms?

Eric Wolford:	The incremental platform, the new platforms are taking off. The transition has occurred. The vast majority of our sales are on our new platforms rather than our old platforms. Which is what you want. Not that you want to just shut off the old but you do want that migration to take place and it’s taking place as we had expected. Many of the new products are both positioned towards where the future of IT is going. Many of them are being purchased today where if you were a C round venture capitalist and this was a C round Company you would be delighted with this product in your portfolio. That doesn’t mean it moves the needle of a $ 1 billion public Company but it is the type of thing that causes you to go — There is a lot of growth here. I’m specifically talking about this product called Granite which looks very, very promising but it’s still very early. So, yes, I believe in the long run Granite will be a needle mover. It just can’t be in the short-term because it’s going to take it awhile to ramp up to a size where it does actually affect the total overall number. In terms of cloud and virtualization software versions of Steelhead, I think that’s how I would aggregate one of the big changes and opportunities in the long run to drive growth, the box to box, while it will still continue, there is a big opportunity to get that performance improving WAN optimization software on to things like tablets into cloud environments, into software as a service, into software defined data centers. Because that’s the way people are building data centers of the future. So, software versions of our product are going to be increasingly important to us down the road even though there are still a lot of buyers who love boxes. So, we’ll be very ambivalent. You software? Software you’ll have. You want boxes? We’ll do it either way. I just think in the long run there will be more software purchasing of our technology because that is tending to be where the industry is going and where you fit in better with orchestration level tools which is kind of how data centers want to be managed.

Paul Silverstein:	I think you just answered my next question which is software defined networking, is that a friend or foe?

Eric Wolford:	It’s friend and orthogonal. It’s both. Software defined network is just a part of a bigger trend. The networking part, the bigger trend is just everything in the data center wants to be by the buyer’s own preference software defined. Who wants to be managed? The virtualization, whether it’s server virtualization, storage virtualization, network

Riverbed Technology Inc.

11/27/2012 - 6:00 PM ET

Speaker ID 338

virtualization, WAN virtualization — that’s just physical things become logical. Computer science is just filled with that transition. So, software defined network is the network virtualization part of this trend that is occurring that is more efficient and easier to manage and more desirable.

Now, it has to go through its sort of hype cycle and then get into the trough of disillusionment and into a steady state growth. I recognize that. But software defined network creates two distinct opportunities for Riverbed. Just that part of it. First is it makes what was previously very clear and visible and easy to manage very opaque because you take a switch that had this port ID to port ID, I give it a connection and I’m able to track app by app. Now you put everything inside a tunnel and that tunnel allows you to virtualize that switch and make changes very quickly on the fly but it’s all inside of a tunnel. So, you lose the app by app visibility because everything is inside of a tunnel. So, you’ve got to provide some visibility back. That’s a performance management opportunity. Our performance management business, the advance of SDN is an opportunity for the performance management business to say — Hey, we can help you manage and control the deployment and use of software defined networks.

The second way software defined networks is a big help to Riverbed is wind in our sails, as I mentioned, it’s part of the software defined data center. Well, the software defined data center trend is like a black hole. There is a black hole called the data center and it is sucking with gravitational force everything it can into that data center. Yes, there’s a second data center for BCBR purposes but just everything basically wants to go back to the data center. That’s what IT wants, to be part of this beautiful software defined data center. The more that trend is occurring of which SDN is a part of that trend, the more you have performance problems because you’ve got 3,000, 5,000, 10,000 miles of separation between a user and the actually data that they’re using. That’s part of that hyper convergence article that says the more the software defined data center is occurring, the more there’s pressure on the WAN and WANs are ill-equipped to deal with all of that increased pressure.

Paul Silverstein:	So, a number of technology companies referenced challenging US enterprise spending on their calendar Q2 conference calls although as evidenced recently by Cisco, it certainly was far from uniform. Can you discuss what you’re seeing?

Eric Wolford:	I’m definitely not a macro forecaster. We experience all the same things everyone else does and it’s much easier to talk about in hindsight. When we made our guidance for Q4 back in October we obviously felt the macro environment was stable enough to allow to be on the aggressive side of our sequential growth trend and history. We tended to be on the aggressive side. So, we obviously didn’t think the macro environment was an inhibitor to that. I know it’s still a wet blanket. I know there’s still opportunity to grow beyond what we’re doing if the wet blanket were removed but when and where and how — Lord knows the fiscal crisis is at the top of everyone’s mind. And it’s our experience as well. It’s the real thing.

Paul Silverstein:	Fair enough. I’ve got a ton of other questions but I suspect there may be one or two questions from the audience. I want to give folks an opportunity to ask if there’s anybody out there.

Unidentified Speaker:	When you guys announced the acquisition of OPNET you talked about how you have the opportunity to move that product internationally because you guys have a very strong international presence and they don’t. Their sales force tends to be direct was another thing you had mentioned. Could you talk about what the right model is when you go internationally with the product?

Riverbed Technology Inc.

11/27/2012 - 6:00 PM ET

Speaker ID 338

Eric Wolford:	Yes. Just everything you’re saying is correct. There’s a big opportunity — I think 85 % of their revenues are domestic. So, there’s a big opportunity for us to take this product internationally to big companies. Even though we do 90 % plus of our business through partners, Riverbed is still a pretty big direct touch sales force. Lord knows we’d love to be less direct touch and rely more on our partners but the reality is especially in the global 2000, we fight for brand preference and we do a fair amount of hand holding with our partners. We do have a lot of direct touch. We have noticed that performance management, because there’s this highly analytical component, does require more direct touch or it requires very focused channel partners who are committed to that product arena. So, what I would envision is that as we take this product to our core sales force, we’ll take it into our channel, that’s for sure, but we’ll take it into a select group of channel partners who are very well prepared that both have the will and skill and want to get into this space. Having lived Cascade for three years, we have some good idea of what partners have a penchant for performance management and other partners who we loves that just don’t want to be in that space. They haven’t found their calling there. We’re not going to diss those partners. We’re just not going to spend a lot of time trying to bring this product to them. In Europe you tend to do a lot of business through partners. So, we will end up, I’m sure partnering with some very focused partners and concentrate. Our partners then love it because they get a better return on their effort when you don’t do broad distribution right away but you focus it on a smaller set. I think that’s the better thing to do with performance management because it does tend to have a higher touch component.

Paul Silverstein:	I have to apologize. I think we’re packing things up. With that, I want to thank Eric and Riverbed as well as all of you for joining us. Thank you.

Eric Wolford:	Thank you.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to: (i) statements about the benefits of the exchange offer and the merger; (ii) future financial and operating results following the exchange offer and the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities of the combined company; (v) the impact of the exchange offer and the merger on the market for the combined company’s products; and (vi) the timing of the completion of the exchange offer and the merger. In addition, words such as “anticipate,” “believes,” “budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of Riverbed’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Riverbed. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: (a) risks related to the integration of OPNET into Riverbed and the anticipated future benefits resulting from the acquisition of OPNET; (b) Riverbed’s or the combined company’s ability to react to trends and challenges in our business and the markets in which we operate; (c) Riverbed’s or the combined company’s ability to anticipate market needs or develop new or enhanced products to meet those needs; (d) the adoption rate of Riverbed’s or the combined company’s products; (e) Riverbed’s or the combined company’s ability to establish and maintain successful relationships with our distribution partners; (f) our ability to compete in our industry; (g) fluctuations in demand, sales cycles and prices for Riverbed’s or the combined company’s products and services; (h) shortages or price fluctuations in Riverbed’s or the combined company’s supply chain; (i)

Riverbed Technology Inc.

11/27/2012 - 6:00 PM ET

Speaker ID 338

Riverbed’s or the combined company’s ability to protect intellectual property rights; (j) general political, economic and market conditions and events; (k) difficulties encountered in integrating Riverbed’s and OPNET’s businesses and technologies; (l) the expense and impact of legal proceedings; and (m) other risks and uncertainties described more fully in Riverbed’s and OPNET’s documents filed with or furnished to the Securities and Exchange Commission. All forward-looking statements in this document are based on information available as of the date hereof, and Riverbed assumes no obligation to update these forward-looking statements. Riverbed reserves the right to modify future business or product plans at any time.

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET. Riverbed and its acquisition subsidiary have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 and a tender offer statement on Schedule TO, and OPNET has filed a Solicitation/Recommendation Statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents). Holders of shares of OPNET are urged to carefully read the relevant exchange offer materials (including the Prospectus/Offer to Exchange, the related Letter of Transmittal and the other offer documents) and the Solicitation/Recommendation Statement because they contain important information that holders of OPNET securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Free copies of these documents are also available from Riverbed by mail to Riverbed Technologies, Inc., 199 Fremont Street, San Francisco, CA 94105; Attention: Investor Relations. In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Riverbed and OPNET file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Riverbed or OPNET at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Riverbed’s and OPNET’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.